LAW OFFICES
Silver,  Freedman  &  Taff,  L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET, N.W., SUITE 100
WASHINGTON, D.C. 20007
PHONE: (202) 295-4500
FAX: (202) 337-5502
WWW.SFTLAW.COM

December 22, 2010

VIA EDGAR AND COURIER

Todd K. Schiffman, Assistant Director
Financial Services Group
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C.  20549

Re:	Sunshine Financial, Inc. Registration Statement on Form S-1/A
File Number 333-169555

Dear Mr. Schiffman:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of our client Sunshine Financial, Inc. (the “Holding Company”), we enclose herewith for filing Pre-Effective Amendment No. One (the “Amendment”) to the Holding Company’s Registration Statement on Form S-1 relating to the Holding Company’s proposed offering.

The Amendment responds to comments raised by the Staff of the Securities and Exchange Commission in its letter dated October 20, 2010 (the “Comment Letter”).  The Holding Company’s responses to the Staff’s comments are numbered to correspond to the numbered comments in the Comment Letter.

The Amendment is marked to show all revisions to the original submission made on September 23, 2010.  In addition to the responses to the Staff’s comments, these revisions include responses to the comments of the Office of Thrift Supervision (“OTS”).   In accordance with OTS regulations, the amount of the offering is based on an appraisal of the Holding Company post-closing.

Todd Schiffman
Securities and Exchange Commission
December 22, 2010

Form S-1
General

1.	Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering.

A letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering will be provided prior to the effectiveness of the registration statement.

2.	Please file the form of agency agreement with Keefe, Bruyette & Woods, Inc. with your next amendment or tell us when you plan to file it.

The form of agency agreement has been filed as Exhibit 1.2 to the Amendment.

Prospectus Cover page

3.
Please confirm that the company will not use the prospectus before the effective date of the registration statement.  In the alternative, please revise to include an appropriate “subject to completion” legend on the cover page of the prospectus.  Refer to Item 501(b)(10) of Regulation S-K.

Please be advised that that the Company will not use the prospectus before the effective date of the registration statement.

Summary

Our Current Organization Structure, page 1

4.	Please revise to include a diagram showing the organizational structure prior to and after the conversion and offering are completed.

Page 2 of the prospectus has been revised in response to this comment.

Proposed Stock Purchases by Officers and Directors, page 7

5.
Please revise here and under the section titled “Proposed Purchases by Management” to disclose, if accurate, that officers and directors are not obligated to subscribe for and purchase shares of common stock in the offering.

Todd Schiffman
Securities and Exchange Commission
December 22, 2010

Pages 8 and 101 of the prospectus has been revised in response to this comment.

We Exceed All Regulatory Capital Requirements

General

6.
We note the “Required” line items in the table which appear to relate to capital requirements to be considered “adequately capitalized.”  Please add line items to the table that specify the capital requirements to be considered “well capitalized” and include a corresponding “Excess” line item.

Page 45 of the prospectus has been revised in response to this comment to reflect the excess to be considered well-capitalized.

Business of Sunshine Savings Bank

Loan Delinquencies and Collection Procedures, page 67

7.
We note that in certain instances you work with delinquent borrowers to establish a repayment schedule to cure delinquencies.  Please disclose the aggregate dollar amount of loans that have had their terms extended and that are not identified as nonperforming.

 Page 71 of the prospectus has been revised in response to this comment.

Management

Summary Compensation Table, page 83

8.	Please provide compensation information for your last two completed fiscal years.

   As discussed with the staff, pursuant to the instructions to Item 402(n) of Regulation  S-K no additional disclosure is required.

Exhibits

Exhibits 8.1

9.
We note that counsel has issued the opinion “as of the date hereof” and disclaims any obligation to advise investors of any change “after the date hereof.”  Please revise to indicate that the opinion is expressed as of the effective date of the registration statement.

Todd Schiffman
Securities and Exchange Commission
December 22, 2010

    This exhibit has been revised as requested.

Exhibits 8.2

10.	We note the statement that the opinion is rendered for the board’s use only. Counsel may limit reliance on the opinion with regard to purpose, but not person. Please revise.

This exhibit has been revised as requested.

* * * * *

We will provide requests from the Holding Company and from Keefe, Bruyette & Woods for acceleration of the effective date of the registration statement as soon as the Staff is prepared to receive them. Additionally, in response to the Staff’s request, the Holding Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Holding Company’s filings; and (iii) the Holding Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments with respect to these responses to comments, please call me at (202) 295-4513 or Michael S. Sadow at (202) 295-4526.

Very truly yours,

/s/ Dave M. Muchnikoff

Dave M. Muchnikoff

cc:	(Hard copy by messenger)
Matt McNair, Staff Attorney
Mail Stop 4561